MATERIAL CHANGE REPORT

1.	Name and Address of Company

TransGlobe Energy Corporation ("TransGlobe" or the "Company") Suite 2900, 330 - 5th Avenue S.W. Calgary, Alberta T2P 0L4 Tel: (403) 264-9888 Fax: (403) 264-9898

2.	Date of Material Change

November 29, 2004

3.	News Release

A press release dated November 29, 2004, disclosing in detail the material summarised in this material change report was disseminated through the facilities of CCNMatthews Newswire (Canada and U.S. disclosure package) on November 29, 2004 and would have been received by the securities commissions where the Company is a "reporting issuer" and the stock exchanges on which the securities of the Company are listed and posted for trading in the normal course of their dissemination.

4.	Summary of Material Change

On November 29, TransGlobe announced another successful development well on Block S-1 in the Republic of Yemen. The An Nagyah #12 well was drilled to a total depth of 2,070 meters and suspended as an Upper Lam oil well. The An Nagyah #12 well was tested from an 836 meter horizontal Upper Lam sandstone section at a rate of 4,801 barrels of light (43 degrees API) oil per day and 2.6 million cubic feet of natural gas per day on a 64/64 inch choke at 389 psi flowing pressure. This is the second horizontal well drilled in the An Nagyah field.

The An Nagyah #12 well has increased the total productive capacity of the An Nagyah field to approximately 12,000 Bopd (3,000 Bopd to TransGlobe).

5.	Full Description of Material Change

See the attached press release.

6.	Reliance on Subsection 7.1(2) or(3) of National Instrument 51-102

Not Applicable

7.	Omitted Information

Not Applicable

8.	Executive Officers

For further information, please contact Ross G. Clarkson, President and Chief Executive Officer, by telephone at (403) 264-9888 or by facsimile (403) 264-9898.

9.	Date of Report

November 29, 2004

News From...	Suite 2900, 330 – 5th Avenue, S.W. Calgary, Alberta, Canada T2P 0L4 Tel: [403] 264 9888 Fax: [403] 264-9898 E-mail: trglobe@trans-globe.com Website: www.trans-globe.com

TRANSGLOBE ENERGY CORPORATION ANNOUNCES
HORIZONTAL WELL RESULTS IN REPUBLIC OF YEMEN

TSX: "TGL" & AMEX: "TGA"

Calgary, Alberta, Monday, November 29, 2004 - TransGlobe Energy Corporation ("TransGlobe" or the "Company") is pleased to announce another successful development well on Block S-1 in the Republic of Yemen.

BLOCK S-1, REPUBLIC OF YEMEN (25% working interest)

Successful horizontal appraisal well at An Nagyah #12:
The An Nagyah #12 well was drilled to a total depth of 2,070 meters and suspended as an Upper Lam oil well. The An Nagyah #12 well was tested from an 836 meter horizontal Upper Lam sandstone section at a rate of 4,801 barrels of light (43 degree API) oil per day and 2.6 million cubic feet of natural gas per day on a 64/64 inch choke at 389 psi flowing pressure. This is the second horizontal well drilled in the An Nagyah field.

Ross Clarkson, TransGlobe's President and Chief Executive Officer said, "The An Nagyah #11 and #12 horizontal wells have exceeded our expectations and have demonstrated that horizontal drilling unlocks the potential of the Lam reservoir. The planned facility has expansion capability to handle the additional production resulting from the horizontal drilling program. The facility expansion will probably be required as there are several more development wells left to be drilled."

The An Nagyah #12 well is being equipped for early production via trucking. The drilling rig will be moving to An Nagyah #14 located approximately two kilometers south of An Nagyah #11. An Nagyah #13, an infill development location, is being deferred to a later date in favor of exploration drilling. An Nagyah #14 is an exploration well that will test for a possible field extension across the main south bounding fault of the An Nagyah field. An Nagyah #14 will be followed by another exploration well (Malaki #1) on a separate structure located nine kilometers southwest of the An Nagyah field. Additional development wells on An Nagyah and several exploration wells are planned for the 2005 drilling program.

In addition to the current drilling activities, a workover rig is on location to workover the An Nagyah #2 well and to complete the Harmel #2 appraisal well. The An Nagyah #2 well was the discovery well for the Lam oil reservoir and has been shut-in since testing was completed. Initial testing of An Nagyah #2 included tests in both the oil reservoir as well as the gas cap. The objective of the workover will be to seal off the gas cap perforations and complete the well as a producing oil well.

After An Nagyah #2 operations are complete, the workover rig will be moved to the Harmel #2 appraisal well to begin the completion operations. Harmel #2 was drilled in June 2004 to appraise the shallow oil reservoirs found in the discovery well, Harmel #1. The cores from Harmel #2 have been analyzed, and current plans encompass stimulating the supra-salt reservoirs and placing both Harmel wells on production. Production and test data obtained from the Harmel #1 and #2 wells will help to determine the commerciality of the medium gravity oil (22 degree API). The Harmel structure could require 80 to 90 shallow wells (700 to 800 meters in depth) to be fully developed.

Continued

An Nagyah Production update:
The An Nagyah #12 well has increased the total productive capacity of the An Nagyah field to approximately 12,000 Bopd (3,000 Bopd to TransGlobe). The current trucking capacity is approximately 5,000 Bopd (1,250 Bopd to TransGlobe); however it is expected that trucking can be increased to 6,000+ Bopd prior to year end with the installation of additional tanks and facilities. The oil production is being trucked 18 miles to the Jannah Hunt facility where it enters the Hunt pipeline system to the Red Sea.

Trucking operations will be phased out following the construction of a central production facility ("CPF") at An Nagyah and a 28 kilometer (18 mile) pipeline to the Jannah Hunt export pipeline. The pipeline and facilities are expected to be operational by mid 2005. The 10 inch pipeline is designed to allow an ultimate capacity of 80,000 Bopd so that future discoveries can be placed on stream quickly. The CPF is designed for an initial capacity of 10,000 to 12,000 Bopd (2,500 to 3,000 Bopd to TransGlobe), with expansion capabilities.

TransGlobe is a growth oriented international exploration and production company with its corporate office in Calgary, Alberta, Canada. TransGlobe has achieved a production growth rate of 38% per year over the past three years and expects to produce an average of 3,600 Boepd during 2004. It is anticipated that production will average 5,500 Boepd in 2005 representing a 52% increase over 2004. TransGlobe is well positioned for continued growth with interests in three production sharing agreements in the Republic of Yemen (two producing, one exploration), one exploration concession in the Arab Republic of Egypt and producing oil and gas properties in Alberta, Canada.

This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

TRANSGLOBE ENERGY CORPORATION	For further information, please contact:

Ross G. Clarkson, President & C.E.O.
- or -
s/s/ Ross G. Clarkson	Lloyd W. Herrick, Vice President & C.O.O.

Ross G. Clarkson,	Executive Offices:
President & C.E.O.	#2900, 330 –5th Avenue, S.W.,
Calgary, AB T2P 0L4

Tel: (403) 264-9888 Fax: (403) 264-9898
Website: http://www.trans-globe.com
E-mail: trglobe@trans-globe.com